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                                                                    Exhibit 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors
Synta Pharmaceuticals Corp.:


We consent to the use of our report dated January 27, 2006, except as to Note 15, which is as of February 2, 2007, with respect to the consolidated balance sheets of Synta Pharmaceuticals Corp. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005 and the period from inception (March 10, 2000) through December 31, 2005, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP


Boston, Massachusetts
February 6, 2007